UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

OFFICEMAX INC

(Name of Issuer)

Common

(Title of Class of Securities)

67622P101

(CUSIP Number)

Andrew Davalla,  Neuberger Berman  605 Third Avenue  New York,  NY  10158  Phone : 646-497-4674

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 04, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2789225

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3204685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3204685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.69%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2789225

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3204685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3204685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.69%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2131006

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2177766

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2177766

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.51%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
658219

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
826919

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
826919

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.95%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Nahum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
200000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.23%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D on the Common Stock of OfficeMax Incorporated (the "Issuer") is being filed on behalf of the under¬signed to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on June 18, 2012. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NBG”), Neuberger Berman Holdings LLC (“NB Holdings”), Neuberger Berman Management LLC (“NBM”), Neuberger Berman LLC (“NB LLC”) and Benjamin Nahum (the “Reporting Persons”).

(b)	NBG, NB Holdings, NBM and NB LLC are Delaware limited liability companies, each having its principal business office at 605 Third Avenue, New York, NY 10158.

(c)
NBG, NB Holdings, NBM and NB LLC are Delaware limited liability companies.

Mr. Nahum is a portfolio manager and managing director of NBM and NB LLC.

NBG is the parent company of various subsidiaries engaged in the investment advisory business.

NB Holdings is a subsidiary of NBG and the holding company of NB LLC, NBM and certain other subsidiaries engaged in the investment advisory business primarily with respect to equities.

NBM, an indirect subsidiary of NBG, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a limited purpose broker-dealer registered under the Securities Exchange Act of 1934, as amended. As a registered investment adviser (“RIA”), NBM provides investment advisory services to investment companies registered under the Investment Company Act of 1940, as amended.

NB LLC, an indirect subsidiary of NBG, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a broker-dealer registered under the Securities Exchange Act of 1934, as amended. As an RIA, NB LLC provides discretionary investment advisory services to private investors, institutions, endowments, employee benefit plans, foundations and others.

The Reporting Persons do not admit that they constitute a group.

The information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors

Joseph Amato
Joseph Berardino
Robert D’Alelio
William Fox
George Walker
Richard Worley
Lawrence Zicklin

Executive Officers

George Walker, Chief Executive Officer
Joseph Amato, President
Heather Zuckerman, Secretary, Chief Administrative Officer and Executive Vice President
Andrew Komaroff, Chief Operating Officer and Executive Vice President
William Arnold, Chief Financial Officer and Executive Vice President

Neuberger Berman Holdings LLC

Executive Officers

Joseph Amato, President and Chief Executive Officer
James Dempsey, Senior Vice President and Treasurer

Neuberger Berman Management LLC

Executive Officers

Robert Conti, President and Chief Executive Officer
Joseph Amato, Managing Director and Chief Investment Officer – Equities
Brad Cetron, Managing Director and Chief Compliance Officer – B/D
Chamaine Williams, Senior Vice President and Chief Compliance Officer – I/A
James Dempsey, Senior Vice President, Chief Financial Officer and Treasurer
Maxine Gerson, Managing Director, Secretary and General Counsel
Bradley Tank, Managing Director and Chief Investment Officer – Fixed Income

Neuberger Berman LLC

Executive Officers

Joseph Amato, President, Chief Executive Officer, Managing Director and Chief Investment Officer – Equities
Brad Cetron, Chief Compliance Officer, Managing Director and Deputy General Counsel
James Dempsey, Senior Vice President, Chief Financial Officer and Treasurer
Bradley Tank, Managing Director and Chief Investment Officer – Fixed Income

(d)	None of the individuals referenced above have been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above have been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

The Securities reported as beneficially owned in Item 5 were purchased in the ordinary course of business by NBM and NB LLC in their capacity as RIAs on behalf of their investment advisory clients for investment purposes.

While the Reporting Persons generally support the Issuer’s proposed merger agreement with Office Depot, Inc. (“Office Depot”) in principal, they do have concerns about the Issuer’s board of directors’ conditional commitment to pay a special dividend to shareholders and would prefer that the board formally state their intention to declare such a dividend. Additionally, the Reporting Persons are concerned about the value of the shares of Office Depot it would receive in the proposed merger, especially in the absence of a sale by Office Depot of its assets located in Mexico. Accordingly, the Reporting Persons encourage the Issuer’s board of directors and management to continue to review the proposed terms of the merger agreement in light of these issues. In the event that these issues are not resolved to the satisfaction of the Reporting Persons, they will consider voting its shares of the Issuer against the merger with Office Depot. The Reporting Persons do not have any intention to nominate any candidate or candidates for election to the Issuer’s board of directors at the Issuer’s 2013 annual meeting.

Depending on market conditions, NB LLC and NBM, in their capacity as RIAs, may purchase additional Securities or sell Securities on behalf of their investment advisory clients in the future. Depending on market conditions, Mr. Nahum also may purchase additional Securities or sell Securities for his own personal accounts.

Other than as described above in this Item 4, none of the Reporting Persons has any plans or proposals at this time with respect to the Issuer which relate to or would result in the events listed in Item 4 (a) – (j) of the instructions for Schedule 13D.

(a)	See above.

(b)	See above.

(c)	See above.

(d)	See above.

(e)	See above.

(f)	See above.

(g)	See above.

(h)	See above.

(i)	See above.

(j)	See above.

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Schedule 13D relates is 3,204,685 shares, representing 3.69% of the 86,884,058 common shares reported as outstanding in the Issuer’s most recent Form 10-K for the annual period ending December 29, 2012. The Reporting Persons beneficially own the Securities as follows:

Common Shares % of Common Shares Outstanding

NBM 826,919 / 0.95%

NB LLC 2,177,766 / 2.51%

Mr. Nahum 200,000 / 0.23%

As a result of NBG’s and NB Holdings’ indirect and direct ownership of NB LLC and NBM, each of NBG and NB Holdings are deemed to beneficially own the Securities beneficially owned by NBM and NB LLC.

(b)
NBM has been granted discretionary voting and dispositive power with respect to 658,219 of the Securities reported herein as being beneficially owned by it. In addition, NBM has been granted discretionary dispositive power, but not voting power, with respect to the remaining 168,700 of the Securities reported herein as beneficially owned by it. NB LLC has been granted discretionary voting and dispositive power with respect to 2,131,006 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NB LLC shares voting and dispositive power with its clients in whose accounts the Securities are held. In addition, NB LLC has been granted discretionary dispositive power, but not voting power, with respect to the remaining 46,760 of the Securities reported herein as beneficially owned by it. NB LLC shares only dispositive power with those clients in whose accounts such Securities are held. Mr. Nahum has voting and dispositive power with respect to the 200,000 of the Securities reported herein as being beneficially owned by him.

(c)	The Reporting Persons did not effect any transactions in the Securities during the past sixty days.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable.

(e)	The Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer’s Securities on or about September 17, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

March 04, 2013	By:	/s/ Brad Cetron
Authorized Signatory

Neuberger Berman Holdings LLC

March 04, 2013	By:	/s/ Joseph Amato
President and Chief Executive Officer

Neuberger Berman LLC

March 04, 2013	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Management LLC

March 04, 2013	By:	/s/ Robert Conti
President and Chief Executive Officer

March 04, 2013	By:	/s/ Benjamin Nahum

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)